HAND & HAND

34145 Pacific Coast Highway, #379

Dana Point, California 92629

(949) 489-2400

(949) 489-0034 (Facsimile)

April 24, 2015

Matthew Crispino

Staff Attorney

Securities & Exchange Commission

Washington, DC 20549

Re:

Code Navy

Amendment No. 3 to Registration Statement on Form S-1

Filed March 16, 2015

File No. 333-200911

Dear Mr. Crispino:

Thank you for your efforts in reviewing this filing. Your comments are reproduced below together with our response on behalf of Code Navy.

Business

Background, page 12

1.

We note the statement in your response to prior comment 3 that “the Registrant does not own any of the assets or liabilities of Culture Medium Holdings Corp…There are no provisions in the Oklahoma Business Corporation Act and no court decisions in construing the same or similar laws that would make the resulting holding company in a reorganization liable for the debts of another party to the transaction:  We note further the statement on page 12 of the prospectus that “The Company reincorporated in Wyoming and ceased to have any interest in the assets or liabilities of Code Navy (NV) in connection with a holding company reorganization under Oklahoma law.”  Please supplementally provide us with a legal opinion from counsel admitted to practice in Oklahoma that confirms that following the holding company reorganization, Code Navy Inc. no longer had any liability for the debts of Culture Medium Special Merger Corporation.

The Company requests that the staff reconsider this comment. The legal issue for which a legal opinion is requested is not novel, and is well settled law. We refer to one of the many no-action letters filed with the staff regarding Delaware holding company reorganizations, Sirius XM Radio Inc., dated September 30, 2013. A copy of the issuer submission is attached to this letter and can also be found at

 https://www.sec.gov/divisions/corpfin/cf-noaction/2013/siriusxmradio-093013-12g3-incoming.pdf

There are many similar holding company no action requests which present the same issues. The Oklahoma holding company reorganization law is copied from the Delaware law. In the above submission, issuer counsel stated as follows:

“The Company proposes to reorganize its operations into a holding company structure whereby the Company would become a direct, wholly-owned subsidiary of Holdings. The Reorganization is not being effected in connection with any currently pending or planned fundamental corporate transaction or, to our knowledge, any pending or planned third party transaction other than ordinary course borrowings. The Company’s existing operations, assets and liabilities are not being reorganized in connection with the Reorganization, and the Existing 016692-0051-13479-Active.13490321.31 4 Debt will remain outstanding as obligations of the Company. However, in accordance with the indenture governing the Exchangeable Notes, Holdings, the Company, the trustee and the subsidiary guarantors will execute a supplemental indenture pursuant to which Holdings will agree to act as a co-obligor with the Company in respect of the Exchangeable Notes and provide for the exchange of the Exchangeable Notes into shares of Holdings Common Stock. There will be no change in the subsidiaries of the Company that are guarantors under the Existing Debt and the contractual obligation for such entities to provide such guarantees will survive the Reorganization intact.”

There is no question in the Sirius transaction, and the entire line of no action letters of which it is a part, that the holding company does not inherit any liabilities of the historical operating company. Therefore, guarantees are required in order for the holding company to be the “issuer” of those debt securities.

Furthermore, while obtaining the opinion requested by the staff is not difficult in itself, the cost for a company such as Code Navy is simply prohibitive. Counsel to the Company is not admitted in Oklahoma. A new law firm unfamiliar with the Company and this transaction would have to be located, and the cost and time frame to receive the requested opinion has been investigated. The lowest cost that the Company has been able to find for the basic opinion requested by the staff is $10,000. Any opinion by outside counsel involving securities matters bears that minimum cost. The staff may not be aware that malpractice insurance premiums related to securities law issues are very high, and carriers require the completion of extensive procedures for any opinion other than routine Rule 144 matters. At this time, the Company is unable to raise money privately due to integration issues, and until this offering is declared effective, it cannot raise funds publicly.

Business Progress, page 13

2.

We are considering your response to prior comment 4 and your statement that the known creditors of Culture Medium Holdings Corp. included its prior law firm and Empire Stock Transfer.  Please tell us the amounts due to these parties at the time of the recapitalization transaction.

Accounts payable as of June 17, 2014 were $4,460, including $500 owed to the transfer agent and the remainder to this law firm.

The Reorganization, page 17

3.

We note the disclosure in this section that “Code Navy (NV) was dormant until management acquired control in March 2014…Prior management elected Ms. Semenova as sole officer and director on March 4, 2014.  Please disclose the names of the individuals that acquired Code Navy (NV) in March 2014 and identify them in the prospectus as promoters, or advise.  Refer to Item 404(c) of Regulation S-K.

There appears to be some confusion. Ms. Semenova acquired Code Navy (V) in March 2014. Control was obtained from the two prior officers and directors, Alexander Eliashevsky and Murray Polischuk. These two individuals have no further contact with or role at the Company.

Very truly yours,

/s/Jehu Hand

JH:kp